                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             Mannatech, Incorporated
________________________________________________________________________________
                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
________________________________________________________________________________
                         (Title of Class of Securities)

                                   563771 10 4
        _______________________________________________________________
                                 (CUSIP Number)

                                  Neil Anderson
                         Worsham Forsythe Wooldridge LLP
                         1601 Bryan Street, 30/th/ Floor
                               Dallas, Texas 75201
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 11,2001
        _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563771 10 4

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      J. Stanley Fredrick
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) N/A
                                                                (b) N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,190,848
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,500,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,190,848
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

        The class of securities to which this statement relates is the common stock, $0.0001 par value (the "Common Stock") of Mannatech, Incorporated, a Texas corporation (the "Issuer"), the principal executive offices of which are located at 600 South Royal Lane, Suite 200, Coppell, Texas 75019.

Item 2. Identity and Background

        (a)      Name: J. Stanley Fredrick

        (b) Residence or business address: 600 South Royal Lane, Suite 200, Coppell, Texas 75019.

        (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Consultant, P.O. Box 218, 120 N. Sycamore, Muenster, Texas 76252.

        (d)      None

        (e)      None

        (f)      Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration

        Personal funds of J. Stanley Fredrick in the amount of $2,275,000.00

Item 4. Purpose of Transaction

        Mr. Fredrick acquired the Common Stock from personal funds for personal investment purposes. Mr. Fredrick has been nominated for election to the Issuer's board of directors. Mr. Fredrick has no other plans or proposals that relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

Item 5. Interest in Securities of the Issuer.

        (a) On October 11, 2001, Mr. Fredrick acquired 3,500,000 shares of the Common Stock (the "Shares") of the Issuer, for a purchase price of $.65 per share, from Charles E. Fioretti, and also was granted a right of first refusal to acquire any additional shares of the Issuer owned or acquired by Mr. Fioretti (the "Option Shares") prior to any sale of the Option Shares to a third party by Mr. Fioretti. Mr. Fredrick has a proxy to vote the Option Shares in his sole discretion. At this time, there are 690,848 Option Shares. The Shares plus the Option Shares represent approximately 17% of the issued and outstanding Common Stock.

      (b) Mr. Fredrick has sole voting and dispositive power with respect to the 3,500,000 shares of the Common Stock. Mr. Fredrick also has sole voting power with respect to the Option Shares. At this time, there are 690,848 Option Shares.

      (c) On October 11, 2001, Mr. Fredrick acquired 3,500,000 shares of the Common Stock (the "Shares") of the Issuer, for a purchase price of $.65 per share, from Charles E. Fioretti, and also was granted a right of first refusal to acquire any additional shares of the Issuer owned or acquired by Mr. Fioretti (the "Option Shares") prior to any sale of the Option Shares to a third party by Mr. Fioretti. At this time, there are 690,848 Option Shares. Other than as stated above, Mr. Fredrick has not purchased or sold any shares of the Common Stock during the past sixty (60) days.

      (d) Mr. Fioretti has the right to receive or the power to direct the receipt of dividends from, or, proceeds from the sale of, the Option Shares.

      (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

        To the best knowledge of the undersigned, the only contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies involves the following: Stock Purchase Agreement, dated October 1, 2001, between Mr. Fredrick and Mr. Fioretti grants to Mr. Frederick a right of first refusal to acquire any additional shares of the Issuer owned or acquired by Mr. Fioretti (the "Option Shares") prior to any sale of the Option Shares to a third party by Mr. Fioretti. The Stock Purchase Agreement also grants to Mr. Fredrick a proxy to vote the Option Shares in his sole discretion.

Item 7. Material to be Filed as Exhibits.

        Stock Purchase Agreement, dated October 1, 2001, between Mr. Fredrick and Mr. Fioretti.

Date: October 19, 2001

                                       By: /s/ J. Stanley Fredrick
                                           -------------------------------------
                                           J. Stanley Fredrick